Exhibit 4.3

Summary of Lease Agreements, dated September 30, 2021, (the “Lease Agreement”) between the
Company and Techhouse Holdings Ltd. ("Techhouse") (the "Lessor")

Note: this Summary does not contain a full or direct translation of the terms of the original Hebrew-language agreements and is intended solely as a general presentation of these documents.

Furthermore, this summary should be read in conjunction with the summary of lease agreements between the Company and Klimotech Ltd. and C.P.M Medical Equipment ("C.P.M"), which was filed as exhibit 4.2 to our annual report on Form 20-F for the fiscal year ended 31 December 2014, as filed with the Securities and Exchange Commission on March 24, 2015 (the "Klimotech Agreement").

Leased Premises
Reference is made to the Klimotech Agreement, dated December 3, 201 to lease 1,148 square meters (gross) on the first floor and 126 square meters (gross) on the fourth floor of a building located in 14 Atir Yeda Street, Kfar Sava and 229 square meters (gross) on the second floor of said building (the "Premises").

The Lessor purchased Klimotech Ltd.'s and C.P.M’'s rights under the Klimotech Agreement.

The Lessor is now entering this Lease Agreement with the Company, for the lease of an additional 551 square meters and 10 additional parking spaces in the Premises. In addition, the Company entered into an additional lease agreement with the Lessor, dated March 30, 2022, for an additional space of 38.5 square meters and 10 additional parking spaces, with the same terms as described below, for a total of 589.5 square meters (the "Additional Premises").

Term of Lease

1)	The term of Lease will be thirty-six (36) months, from March 1, 2022, through February 28, 2025 (the "Term of Lease").

Rental Payments

1)
During the Term of the Lease: NIS 72 per square meter, plus VAT. The aggregate monthly rental payment for the Additional Premises of 589.5 square meters shall be NIS 42,444, plus VAT. This amount is in addition to the required monthly rent per the Klimotech Agreement.

2)	In addition, the Company shall pay the Lessor a monthly payment of NIS 472, plus VAT, for each parking space.

3)
In addition, the Company shall pay management fees in the amount of NIS 18.5, plus vat, per square meter of the total leased area under the Klimotech Agreement and the Additional Premises, for a total leased area of 2,148.5 square meters, which amounts to a monthly payment of NIS 39,747.25, plus VAT.

General

1)	The remaining terms of the Lease Agreement will be identical to the terms of the Klimotech Agreement.